SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On September 24, 2012, a consortium consisting of Korea Electric Power Corporation (“KEPCO”), Mitsubishi Corporation (“Mitsubushi”) and Wartsila Development & Financial Services (“WDFS” and, together with KEPCO and Mitsubushi, the “KEPCO Consortium”) signed a power purchase agreement (“PPA”) with National Electric Power Corporation (“NEPCO”) of Jordan related to a power project in Almanakher, Jordan. As previously set forth in the report on Form 6-K furnished to the Securities and Exchange Commission on February 2, 2012, the KEPCO Consortium was selected as the bidder to build, own and operate a 573 MW diesel engine power project with total estimated costs of approximately USD 800 million. KEPCO is expected to invest USD 120 million in the project and hold a 60% equity interest in the consortium.

The contract period for the PPA is 25 years, covering the operation period from February 2014 to February 2039.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name: Kim, Jung In
Title: Vice President

Date: September 25, 2012